ASIAN FINANCIAL, INC.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222

September 9, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asian Financial, Inc.
Registration Statement on Form S-1
File No. 333-141507

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Asian Financial, Inc., a Wyoming corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-141507) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2009. The Company has determined that it is in the Company’s best interest to proceed with a primary and secondary offering and to file a new registration statement in connection therewith. Securities of the Company have not been sold by means of the preliminary prospectus that forms a part of the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

Should you have any questions, please do not hesitate to contact Man Chiu Lee (011-852-3183-4303) or Jeanie Park (202-637-5433) of Hogan and Hartson LLP.

Very truly yours,

ASIAN FINANCIAL, INC.

By:      /s/ Christopher Patrick Holbert
Name: Christopher Patrick Holbert
Title:   Chief Executive Officer